UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER, 2003

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for period ending October 31, 2003

2)

Schedule B – Supplementary Information

3)

Schedule C – Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

December 22, 2003

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 51-901F

Quarterly Report

Incorporated as part of:

____x____ Schedule A

_________ Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC  V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:  (604) 294-8709

CONTACT PERSON:  Ralph Proceviat

CONTACT’S POSITION:  President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  October 31, 2003

DATE OF REPORT:  December 22, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

“Ralph Proceviat”

03/12/22

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

“Sherrill Cyr”

03/12/22

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Three months ended October 31, 2003 and 2002

Prepared by Management (unaudited)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at October 31, 2003

	October 31, 2003 (unaudited)	July 31, 2003 (audited)

Assets

Current assets:
Cash and cash equivalents	$ 131,335	$ 202,943
Accounts receivable	206,646	378,055
Inventories	168,214	188,083
Prepaid expenses	21,361	19,772
	527,556	788,853

Capital assets	20,603	22,373

Other assets:
Deferred financing costs	20,000	25,000
	20,000	25,000

	$ 568,159	$ 832,226

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 332,854	$ 366,385
Income and other taxes payable	30,388	21,473
Current portion of long-term debt	2,728,445	2,952,240
	3,091,687	3,340,098

Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus	505,236	505,236
	8,306,359	8,306,359
Deficit	(10,829,887)	(10,810,231)
	(2,523,528)	(2,503,872)

	$ 568,159	$ 836,226

On behalf of the Board:

     “Ralph Proceviat”

Director

    “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Three months ended October 31, 2003 and 2002

	2003	2002

Product sales	$ 117,037	$ 143,146

Cost of sales	72,349	88,473

Gross margin	44,688	54,673

Other revenue:
Royalty revenue	332,626	388,902
Other revenue	33,850	71,712
	411,164	515,287
Operating expenses:
General and administration	326,730	319,743
Marketing and selling	1,950	6,753
	328,680	326,496

Operating income (loss) before interest expense, income taxes, and amortization	82,484	188,791

Interest expense net of interest income	91,241	152,982
Amortization of capital assets	1,440	59,814
Amortization of patent rights	–	416,237
	92,681	629,033

Income (loss) before income taxes	(10,197)	(440,242)

Income tax expense	(9,459)	(7,489)

Net income (loss) for the period	(19,656)	(447,731)

Deficit, beginning of period	(10,810,231)	(15,629,224)

Deficit, end of period	$ (10,829,887)	$ (16,076,955)

Earnings (loss) per share	$ (0.001)	$ (0.03)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Three months ended October 31, 2003 and 2002

	2003	2002

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (19,656)	$ (447,731)
Items not involving cash:
Amortization of capital assets	1,440	38,490
Amortization of patent rights	−	416,237
Amortization of deferred financing costs	5,000	21,324
Amortization of deferred gain	−	(37,618)
Gain on disposal of capital assets	(270)	−
Loss on disposal of capital assets	−	6,173
Non-cash interest on convertible securities	−	113,787
Cash flows from (used in) operations	(13,486)	110,662
Change in non-cash operating working capital:
Accounts receivable	171,409	168,328
Inventories	19,869	2,158
Prepaid expenses	(1,589)	(111,664)
Accounts payable and accrued liabilities	(33,531)	(104,407)
Income and other taxes payable	8,915	(39,810)
Cash flows from (used in) operating activities	151,587	25,267

Cash flows from (used in) financing activities:
Repayment of long-term debt	(223,795)	(30,158)
Cash flows from (used in) financing activities	(223,795)	(30,158)

Cash flows from (used in) investing activities:
Capital assets	−	(6,877)
Proceeds on disposal of capital assets	600	−
Cash flows from (used in) investing activities	600	(6,877)

Decrease in cash and cash equivalents	(71,608)	(11,768)

Cash and cash equivalents, beginning of period	202,943	265,729

Cash and cash equivalents, end of period	$ 131,335	$ 253,961

FORM 51-901F

Quarterly Report

Incorporated as part of:

_____     __ Schedule A

____x____ Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC  V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:  (604) 294-8709

CONTACT PERSON:  Ralph Proceviat

CONTACT’S POSITION:  President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  October 31, 2003

DATE OF REPORT:  December 22, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

“Ralph Proceviat”

03/12/22

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

“Sherrill Cyr”

03/12/22

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B – Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Three months ended October 31, 2003

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at October 31, 2003, the Company had working capital deficiency of $2,564,131, shareholders’ deficiency of $2,523,528 and was non-compliant with terms in certain debt instruments.  Operations to date have been primarily financed by long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Cost of sales:

Cost of sales totaling $72,349, includes parts and components.

Operating expenses:

General and Administrative expenses amounted to $326,730 for the period and include $148,421 for general liability insurance, $35,499 for legal fees, $19,306 for rent, $92,930 for wages, benefits and consulting fees and the remaining $30,574 for travel, telephone and office expenses.

Marketing and selling expenses totaling $1,950 was for shareholder communications.

Interest expense:

Interest expense of $91,241 (net of interest income of $24) relates to a non-convertible secured loan.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the quarter.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

No common shares were issued during the quarter.

b)

No stock options were granted during the quarter.

SUMMARY OF SECURITIES AS AT OCTOBER 31, 2003

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	October 31,
Date	Price	2003	Granted	Exercised	Cancelled	2003

10/31/05	Cdn $0.10	1,900,000	-	-	-	1,900,000
12/31/05	Cdn $0.16	300,000	-	-	-	300,000

		2,200,000	-	-	-	2,200,000

c)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	October 31,
Date	Price	2003	Warrants Issued	2003

01/20/04	Cdn. $0.10	2,000,000	-	2,000,000

d)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

SEGMENT DISCLOSURES

The Company considers its business to comprise a single operating segment, being the development, manufacturing and sale of actual experience amusement rides.  Supplementary information by geographic area for the three months ended October 31, 2003 and the comparable prior year period is as follows:

	Outside U.S.	U.S.	Total
2003:
Revenues including interest income	$ 83,636	$ 399,900	$ 483,536
Income (loss)	(108,427)	88,771	(19,656)
Identifiable assets	157,082	411,077	568,159

2002:
Revenues including interest income	84,164	520,167	604,331
Income (loss)	(279,786)	(167,945)	(447,731)
Identifiable assets	198,253	1,251,507	1,449,760

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule C: Management Discussion and Anaylsis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Three months ended October 31, 2003

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates product sales and royalty revenue from the following sources:

Sale of rides (including installation supervision);

•

Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;

•

Mandatory annual training and certification revenue to ensure that the highest safety standards are maintained by park operators; and

•

Customers are required to purchase specific parts and services from our group of companies - serial numbered flight suits, certified cables etc. – to protect the riders and parks.

MARKETING

The sales season for the Company’s two product lines typically heats up in the July to September time frame i.e. sales made in July, August and September will be installed in the following February to April timeframe to meet the May Memorial Day long weekend in the U.S., the start of most park’s operating season.  During the year, we have seen resurgence in interest in both the Skycoaster® and Top Eliminator® attractions and hope to close two or three ride sales for 2004.  This interest is coming from Europe, the Middle East as well as the USA.

The Company exhibited at the annual IAAPA (International Association of Amusement Parks and Attractions) Convention held November 2003 in Orlando, Florida.

In addition to responding to sales leads, management is implementing strategies focused on maximizing royalty, joint venture revenue, parts and service revenue.

OPERATIONS

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Revenues from product sales, royalties, interest income and other revenue for the quarter ended October 31, 2003 were $483,536 compared to $604,331 for the comparable period a year earlier.  The decline in product revenue is due to the overall sluggish economy and territorial limitations in the U.S. built into our existing contracts hampering new ride sales.

Gross margin for the quarter ended October 31, 2003 was $44,688 compared to $54,673 for the same quarter a year ago due to lower product sales revenue.

Royalty and other revenue for the quarter ended October 31, 2003 was $366,476, down from $460,614 for the previous year.  This is primarily due to the fact that the Company sold the Skycoaster® in which it was a joint venture partner.  The Company is now receiving royalty rather than joint venture revenue.  Joint venture revenue is recorded in other revenue.  The proceeds received from the sale of the Skycoaster® were recorded during fiscal 2003.

Operating Expenses

General and administration expenses for the quarter ended October 31, 2003 were $326,730, compared to $319,743 for the corresponding quarter ended October 31, 2002.  These expenses include $148,421 for insurance coverage, up $48,199 or 48% for the same period in 2002.  As a whole, insurance premiums charged to the amusement ride industry have tripled since the events of September 11, 2001.   Also included in General and Administrative expenses are legal fees which amounted to $35,499, down $7,562 over the same period in 2002.  These fees primarily include costs associated with ongoing insurance claims and maintenance of the Company’s intellectual property (patents and trademarks).  Insurance policies require that the Company retain the services of counsel to administer claims handled within each annual Self-Insured Retention (SIR) (deductible).  Of the $35,499 in legal expense, $16,770 is attributable to the SIR, $14,248 is for patent and trademark maintenance and the remaining $4,481 is for general legal expense.

Wages, benefits and consulting fees amounted to $92,930 down $14,185, or 15% due to a reduction in the number of employees.  Rent, telephone and travel amounted to $32,881, down $8,408, or 26%.  The remaining $16,999 in General and Administrative expenses relates to general office expenditures.

Marketing and selling costs for the quarter ended October 31, 2003 amounted to $1,950 for shareholder communications, down $4,803 over the previous year due to no advertising of the Company’s attractions during the quarter.

Operating Income

The operating income before interest expense, income taxes and amortization for the quarter ended October 31, 2003 was $82,484 compared to an operating income of $188,791 over the same period a year ago.  This decrease was due primarily to a decline in product sales as stated above.

Interest expense, net of interest income of $24 for the quarter ended October 31, 2003 was $91,241, compared to interest expense of $152,982 for the same quarter ended October 31, 2002. The decrease in interest of $61,741 or 40% is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expense for the quarter ended October 31, 2003 of $1,440 relates to capital assets.  For the comparable quarter ended October 31, 2002 amortization expense of $59,814 related to capital assets and $416,237 to patent rights.  As at July 31, 2003, the patents were fully amortized.  Although the patents for the Skycoaster® and Top Eliminator® have been fully amortized for accounting purposes, the Company will continue to receive royalty and parts and service revenue for a minimum seven year period for Skycoaster® and nine years for the Top Eliminator®.

Net Income

Net loss for the quarter ended October 31, 2003 was $19,656 or $0.001 per share, compared to a net loss of $447,731 or $0.03 per share for the quarter ended October 31, 2002.  The improved results reflect the gain on the elimination of the Convertible Securities in January 2003 and the patent rights being fully amortized.

Net cash flow from operations for the period was a negative $13,486 or $0.001 per share compared to a positive cash flow from operations of $110,662 or $0.006 for the same period last year.

Capital Structure

As of December 19, 2003 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business.  Operations to date have been primarily financed by long-term debt and equity transactions.

Debt Reduction and Management Program

A primary objective of the Board of Directors has been to bring down the debt load associated with the acquisition of the Skycoaster® business and a settlement agreement related to the Top Eliminator®. The first step in the debt reduction program was to successfully eliminate the convertible debenture during fiscal 2003.  Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest is to be paid in four monthly installments commencing July 31, 2003.

The settlement with the Debenture holder reduced the Company’s overall debt from $9,958,925 as at July 31, 2002 to $2,952,240 as at July 31, 2003, a 70% reduction.

	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	455,439
6% implicit interest on convertible securities	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	(55,381)
	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	62,697
Note payable bearing interest at 5% per annum	60,000	-
Amount due for settlement agreement	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,656,667	2,656,667
	2,952,240	9,958,925

The Company has been unable to make the 2003 May, August and November 15th payments due to the non-convertible secured lender totaling $783,957.  In its attempt to clear up the arrears status of this loan, the Company has been working with the secured lender towards re-negotiating more favorable terms.  To date, the Company has not been successful in re-negotiating more favorable terms with the secured lender and, although discussions continue with a limited number of potential partners, has not been able to finalize a take out arrangement with a new lender or third party.

Pursuant to the Top Eliminator® settlement agreement, the Company was required to make a lump sum payment in the amount of $100,000 on or before August 1, 2003.  The Company did not meet its payment obligation and is currently attempting to re-negotiate a settlement.

Pursuant to the terms of the $60,000 promissory note associated with the settlement of the convertible debenture, the Company was required to make four monthly payments in the amount of $15,000 plus interest in July, August, September, and October 2003.  The Company did not meet its payment obligations and is currently attempting to re-negotiate a settlement.  The promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

As of November 30, 2003 the Company’s debt excluding accounts payable and accrued liabilities consists of:

	November 30, 2003	July 31, 2003
Non-convertible secured loan bearing interest at 10.5% per annum	$2,465,697	$2,656,667
Note payable bearing interest at 18% per annum (5% in 2003)	60,000	60,000
Amount due for settlement agreement	191,651	235,573
	$2,717,348	$2,952,240

Included in accounts payable and accrued liabilities at November 30, 2003 is accrued interest totaling $226,100 (July 31, 2003 - $129,207).

There can be no assurances that the Company will be successful in generating sufficient cash to pay down its debt, re-negotiate more favorable terms with its existing lenders and/or arrange for financing with a new lender.

As at October 31, 2003 the Company had $131,335 in cash and short-term deposits compared to $253,961 as at October 31, 2002, a decrease of $122,626.  Despite the fact that the long term debt has been reduced by over 70% from the previous year, the Company continues to struggle with meeting its debt servicing obligations.  Although our lenders have been very co-operative in allowing the Company time to bring its various accounts current and up to date, the fact of the matter is that the Company is in arrears totaling approximately $945,000.

At October 31, 2003 the Company had a shareholders’ deficiency of $2,523,528 and has generated losses in each of the last three fiscal years.  With the current low share price, issuing shares to eliminate or reduce the debt load does not make good business sense and would be punitive to existing shareholders from a dilution perspective. Therefore, the Company has been seeking out partners and buyers for its amusement ride business to eliminate its crippling debt load and potentially generate substantially the same cash flow without having the outflows associated with servicing its debt, covering operating expenses and paying out huge premiums for general liability insurance.

Although the total assets in the consolidated balance sheet only amount to $568,159, the future value of the Company is tied to the proprietary patents and future royalty revenue from existing license agreements.  Even though the patents for the Skycoaster® and Top Eliminator® have been fully amortized for accounting purposes, royalty and parts and service revenue will continue for a minimum seven year period for the Skycoaster® and nine years for the Top Eliminator®. In summary, the value to a buyer of the assets and to ThrillTime as the seller, relates to the cash flow that will be derived from these future revenue streams. Unlike with many of the Company’s competitors, the sale of new rides in the future not only generates one time gross profits, but on-going trailing revenues from royalties, the sale of parts and the provision of support services.  This on-going stream of revenue is a key consideration in determining a value for the businesses.

The Board of Directors has identified a select group of potential companies with the financial means to establish a business relationship and is currently carrying on discussions with these parties.  As the solution to the financial crisis may involve the sale of the Company’s subsidiaries, the Board and Management team will require shareholder, lender and regulatory approval for this transaction.  At the time of this report, a letter of intent is being negotiated with one interested party.  If successful, it is anticipated that shareholder approval will be sought at a Special Meeting in February 2004.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions

Subsequent Events

On November 30, 2003, 300,000 stock options granted to Ralph Proceviat, exercisable at Cdn. $0.16 per share on or before December 31, 2005, were cancelled.